Mail Stop 03-05

      May 17, 2005


Via U.S. Mail

Mr. John J. Walker
Senior Vice President and Chief Financial Officer
Loews Cineplex Entertainment Corporation
711 Fifth Avenue
New York, New York  10022

Re: 	Loews Cineplex Entertainment Corporation
	Registration Statement on Form S-4, filed on April 18, 2005,
File
No. 333-124111

Dear Mr. Walker,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action
Letter (April 13, 1989).  See also Morgan Stanley & Co. Inc., SEC
No-
Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-
Action
Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Provide a currently dated consent from the independent public accountant in all amended registration statements.
3. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.
4. Please provide the financial statements of Megabox as required by
Rule 3-09 of Regulation S-X.

Cover page
5. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).
Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Inside Front and Outside Back Cover pages
6. We could not locate the information required by Item 2 (1) and
(2)
of Form S-4.  Please revise or advise.

Prospectus Summary, page 1
7. Please revise your summary to include a brief discussion of your present financial condition.

Description of the Exchange Notes, page 7
Guarantees, page 7
8. Revise to clarify, if true, that the guarantees are full as well as unconditional, joint and several.

Optional Redemption, page 7
9. Please revise to clarify the term "make-whole" premium. Is the make-whole premium the same as the "applicable premium" that you discuss on pages 97 and 123?

Risk Factors, page 14
General
10. Revise your subheadings to ensure that it reflects the risk that you discuss in your text. Some of your subheadings merely state facts about your company, such as "We may not be able to generate sufficient cash flow" on page 17; "We operate through several joint ventures" on page 18; "Transactions meeting specified criteria will not require us to make a change of control offer" on page 21; "Certain participants in the exchange offer must deliver a prospectus" on page 21; "There may be no active trading market for the exchange notes" on page 22 and
"There are many risks inherent in our international operations" on page 25. Succinctly state in your subheadings the risk that may result from the facts or uncertainties.
11. Consider adding a risk factor to discuss the risk to investors of the optional redemption feature of the notes, if material.
12. Consider adding a risk factor to discuss your exposure to foreign currency exchange risk, if material.
13. Consider adding a risk factor to discuss that your senior secured credit facility requires that you must prepay the outstanding terms loans as discussed on page 91.

Our level of indebtedness and substantial lease and debt obligations, page 14
14. Consider revising to address in a separate risk factor the risks associated with an increase in interest rates.

The terms of our senior secured credit facility, page 15
15. If there is a significant likelihood that you may not be able to meet the financial ratios and covenants, please discuss that here.

Our internal controls over financial reporting may not be adequate, page 22
16. We note your disclosure on page 22 of Risk Factors, stating that you have identified areas of internal control over financial reporting requiring improvement. Please tell us if any of these areas have been deemed to constitute a material weakness. Expand your disclosure as to the changes in internal controls you intend to undertake or have implemented at this time to prevent future errors, and describe any impact to the financial statements.

The Exchange Offer, page 32
Terms of the Exchange Offer, page 33
17. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.


Unaudited Pro-Forma Consolidated Statement of Operations, footnote
(d), page 44
18. Please expand footnote disclosure to explain the basis for elimination of the "Loss on early extinguishment of debt."

Management`s Discussion and Analysis
Results of Operations, page 52
19. Please separately quantify and discuss both film rental fees and theatre leasing expense for each period presented.

Combined Year Ended December 31, 2004
Compared to Year Ended December 31, 2003, page 52
20. Please discuss the reason for the decrease in attendance volume and quantify the percentage decrease in attendance for comparable theatres that have been open for the entire 52-week period.

Liquidity and Capital Resources, page 58
Cash Flows, page 58
21. Please provide a detailed discussion on the restrictions on movement of cash out of each of your significant foreign investments.
Provide a similar discussion for your significant domestic investments. As part of your discussion, provide a table of dividends received from each investment and reconcile this amount, if related, to your share of partnership EBITDA. Finally, where meaningful and appropriate, provide EBITDA and/or Attributable EBITDA amounts in both note 18 and note 22 for the separately reported components. Explain to us the basis for your presentation concerning the omission or inclusion of these amounts.
22. Please revise the first paragraph on page 59 to address both short-term and long-term liquidity. Long-term is greater than one year.

Capital Expenditures, page 60
23. Please separately quantify your historical capital expenditures into its growth capital expenditure and maintenance capital expenditure components. Provide similar disaggregated information for your planned capital investments.

Covenants, page 61
24. Please provide in the filing the calculations for the financial performance covenant tests for the quarter ended March 31, 2005 and quantify the amount of any related "headroom." Provide the calculations for any other significant covenants.

Management, page 78
Executive Officers and Key Employees, page 78
25. Please revise to disclose as applicable, the term of office and the period during which each officer has served in that capacity. Also, please describe briefly whether any officer was selected pursuant to any arrangement or understanding. Please refer to Item
401(b) of Regulation S-K.

Board of Directors, page 79
26. Please revise to disclose as applicable, the term of office and the period during which each director has served in that capacity. Also, please describe briefly whether any director was selected pursuant to any arrangement or understanding. Please refer to Item
401(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 85
Management Stockholders Agreement, page 85
27. Please revise to briefly describe "tag-along" and "drag-along" rights.

Description of Senior Secured Credit Facility, page 90
28. Please revise to briefly describe the term "swingline loan."

Combined Consolidated Statement of Cash Flows, page F-8
29. Please revise your cash flow statement to show a separate reconciling item reflecting the effect of discontinued operations on cash.

Note 2 - Summary of Significant Accounting Policies, page F-10
30. We note that certain film rental costs are based on the performance of a film over the duration of play. Please disclose the significant assumptions and contingencies associated with these estimates.

Note 4 - Variable Interest Entities, page F-16
31. We note that you have concluded that your investment in MJT met the definition of a VIE and you were also deemed to be the primary beneficiary. It is unclear, however, whether you have a variable interest in any variable interest entities where you are not the primary beneficiary. Please disclose the basis for your accounting for your other joint venture investments as it pertains to FIN 46(R)
and provide any disclosures required by paragraph 24.

Note 20 - Stock Option Plan and Appreciation Rights Agreement,
page F-
36
32. Please disclose your accounting for the options issued under the
Option Plan and explain in the notes the basis for your presentation.
Refer to paragraphs 12 - 14 of FIN 44.

Exhibit 5.1
33. We note that New York is the jurisdiction that governs the indenture. Please revise to provide a legal opinion as to whether the notes are legal, valid and binding obligations of the issuer and the guarantors in the state of New York. Also we are unable to locate the opinions dealing with the California, Connecticut, Illinois, Massachusetts, Maryland, New Jersey, New York, Ohio, Pennsylvania, Texas and Virginia guarantors. Please file them with the next amendment.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Cari Kerr at (202) 551-3310 or Michael Fay at
(202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.


      Regards,



Max A. Webb


cc:	Jane D. Goldstein, Esq.
      Ropes & Gray LLP
	via facsimile:  (617) 951-7050

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Mr. John J. Walker
Loews Cineplex Entertainment Corporation
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